URVIN.FINANCE

Crowdfunding Campaign

The Terminal is the only finance-focused social platform with professional quality data and tools, enabling collaborative research, globally.

The Terminal has launched our crowdfunding campaign. Visit our page on Wefunder for more details, and to indicate interest in the campaign.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our Mission

The Terminal will truly democratize access to financial data and tools, and provide a unique platform for enabling communities to organize, analyze and publish compelling research and analysis. The Terminal will, at all times, seek to serve the underserved, focusing on retail investors around the world, and always putting their interests first. The Terminal will also provide comprehensive educational